Exhibit 4.3

FIRST AMENDMENT TO
2008 STOCK OPTION PLAN OF
PACIFIC ENTERTAINMENT CORPORATION

The Pacific Entertainment Corporation 2008 Stock Option Plan (the “Plan”) is amended, effective November 11, 2009, in the following respects:

1.Section 2(q)(1) is stricken in its entirety and is amended to read as follows:

“If the Common Stock is listed on any established stock exchange or traded on any established market, the Fair Market Value of a share of Common Stock shall be equal to the 5-day average closing price of the common stock on the date of grant (or the average closing bid, if no sales were reported) plus 10% as quoted on such exchange or market (or the exchange or market with the greatest volume of trading in the Common Stock) on the last market trading day prior to the day of determination, as reported in The Wall Street Journal or such other source as the Board deems reliable.”

2.This amendment shall be effective as to all options granted under the Plan following the effective date hereof and shall not be applicable to nor shall it effect options granted under the Plan prior to the date hereof.